Aperture AC

835 Wilshire Blvd. 5th Floor,

Los Angeles, CA, 90017

VIA EDGAR

April 22, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Eric McPhee
Jennifer Monick
Todd Schiffman
Christian Windsor

Re:	Aperture AC
S-1/A filed April 06, 2026
File No. 333-291583

Ladies and Gentleman:

Aperture AC (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2026 relating to the Amendment No.2 to the Registration Statement on Form S-1, filed by the Company with the Commission on April 6, 2026.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amended Registration Statement on Form S-1, Submitted April 6, 2026

Cover Page

1.	We note that you disclose on the cover page, as well as elsewhere in the registration statement, that you may withdraw funds from the trust account in order to make income tax payments. We note that in Section 1(j) of the trust agreement indicates that any withdrawal from the trust in order to pay income taxes is limited to “interest earned on the (p)roperty.” Revise to clarify, if true, that your ability to make withdrawals from the trust account is limited and cannot reduce the $10 per share deposited as part of this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosure on cover page and page 12, 22, 31, 32, 37, 46, 48, 49, 54, 69, 91, 97, 103, 114, 123, 127, 128, 130, 133, 153, 157, 158 and 166 of the Registration Statement.

Summary, page 1

2.	We note that you state that the “completion window” is a period of “15 months from the closing of the offering.” We also note that in the trust agreement references an 18 month period, which it defines as the “completion window.” Revise your disclosure to clarify the reason why the registration statement and trust agreement appear to contemplate different time periods to close the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has updated the investment management trust agreement and revised its disclosure on cover page and pages 1, 11, 44, 91, 103, 114 and 153 of the Registration Statement.

* * *

We thank you for your review of the foregoing and the Registration Statement. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq., of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Aperture AC

By:	/s/ Calvin Kung
Name:	Calvin Kung
Title:	Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP